                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934



                                DevX Energy, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.234 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747927 10 1
                               -------------------
                                 (CUSIP Number)

                               Julia Heintz Murray
                            General Counsel - Finance
                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-4794
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 31, 2000
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


------------------------
CUSIP NO.:   747927 10 1
------------------------


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      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Joint Energy Development Investments Limited Partnership

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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                       N/A                                               (b) [ ]

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      3       SEC USE ONLY


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      4       SOURCE OF FUNDS
                       WC

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

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                         7       SOLE VOTING POWER
                                          -0-
        NUMBER OF        -------------------------------------------------------
          SHARES         8       SHARED VOTING POWER
       BENEFICIALLY                       16,891
         OWNED BY        -------------------------------------------------------
           EACH          9       SOLE DISPOSITIVE POWER
        REPORTING                         -0-
          PERSON         -------------------------------------------------------
           WITH          10      SHARED DISPOSITIVE POWER
                                          16,891
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       16,891
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%*
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     14       TYPE OF REPORTING PERSON

                       PN
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*Assumes 11,250,000 shares of voting capital stock are issued and outstanding, as described in the Issuer's prospectus filed October 27, 2000.

                                  SCHEDULE 13D


------------------------
CUSIP NO.:   747927 10 1
------------------------


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                       N/A                                               (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                       WC

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Oregon

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                         7       SOLE VOTING POWER
                                          -0-
        NUMBER OF        -------------------------------------------------------
          SHARES         8       SHARED VOTING POWER
       BENEFICIALLY                       16,891
         OWNED BY        -------------------------------------------------------
           EACH          9       SOLE DISPOSITIVE POWER
        REPORTING                         -0-
          PERSON         -------------------------------------------------------
           WITH          10      SHARED DISPOSITIVE POWER
                                          16,891
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       16,891
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       CO
--------------------------------------------------------------------------------

*Assumes 11,250,000 shares of voting capital stock are issued and outstanding, as described in the Issuer's prospectus filed October 27, 2000.

Note: This Schedule 13D/A amendment is being filed by Joint Energy Development Investments Limited Partnership ("JEDI") and Enron Corp. ("Enron"), which are collectively referred to as the "Reporting Entities." All information with respect to DevX Energy, Inc. (formerly known as Queen Sand Resources, Inc.), a Delaware corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint Schedule 13D of Enron and JEDI filed May 19, 1997, as amended by a Schedule 13D/A filed October 7, 1998, as amended by a Schedule 13D/A filed October 25, 2000, is further amended by the following:

Item 4. Purpose of Transaction.

         On October 31, 2000, JEDI exchanged its 9,600,000 shares of Series A Participating Convertible Preferred Stock for 212,500 shares of common stock, par value $0.234 per share ("Common Stock"), pursuant to the Settlement Agreement described in greater detail in the Issuer's Registration Statement on Form S-2 (No. 333-41992). As a result of that transaction, the Reporting Entities on that date ceased to be the beneficial owners of more than five percent of the Common Stock.

         These 212,500 shares were sold in a private transaction on December 14, 2000 for $7.00 per share. Therefore, JEDI now only holds the 16,891 post-split shares of Common Stock that it received pursuant to the Issuer's recent reverse stock split, in consideration of its 2,634,952 pre-split shares.

         Except as described herein, none of the Reporting Entities, nor, to their knowledge, Enron Capital Management Limited Partnership, Enron Capital Corp., or Enron North America Corp. has effected any transactions in any shares of Common Stock during the past sixty days.


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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 17, 2001                   JOINT ENERGY DEVELOPMENT
                                   INVESTMENTS LIMITED PARTNERSHIP

                                   By:     Enron Capital Management Limited
                                           Partnership, its general partner

                                   By:     Enron Capital Corp., its general
                                           partner


                                   By:     /s/ Julia Heintz Murray
                                      ------------------------------------------
                                   Name:   Julia Heintz Murray
                                   Title:  Managing Director; General Counsel,
                                           Finance; and Secretary


January 17, 2001                   ENRON CORP.


                                   By:     /s/ Angus H. Davis
                                      ------------------------------------------
                                   Name:   Angus H. Davis
                                   Title:  Vice President and Corporate
                                           Secretary